Exhibit 99.1

One Team
56 years of uninterrupted profitability
over $1.5 billion in revenue
Global Expertise
Local Strength

Stantec

Annual Information Form

February 25, 2010

STN
TSX • NYSE

STANTEC INC.	ANNUAL INFORMATION FORM
 FEBRUARY 25, 2010

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results and Outlook sections of our management’s discussion and analysis for the year ended December 31, 2009, which have been incorporated by reference in this annual information form, as described on page 7, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2010 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on its forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Assumptions about the performance in 2010 of the Canadian and US economies and how this performance will affect our business are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section of our management’s discussion and analysis for the year ended December 31, 2009, filed on www.sedar.com, and incorporated by reference in this annual information form.

For additional information regarding material risks and assumptions, please see the discussion on pages M-1 to M-2 of our management’s discussion and analysis for the year ended December 31, 2009, which is incorporated by reference in this annual information form.

We caution that different factors, including those discussed in our management’s discussion and analysis and others, could adversely affect our results. Investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. The forward-looking statements contained herein represent our expectations as of February 25, 2010, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made, from time to time, by us or on our behalf. In the case of the ranges of expected performance for fiscal 2010, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. Our Articles of Incorporation have been amended on several occasions, namely to change our Company’s name, amend share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors.

On August 15, 1984, the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc., and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.

Our head and principal office and our registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

References in this annual information form to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest collectively or one or more of such companies. References in this annual information form to “our,” “us,” or “we” also refer to “Stantec” in the contexts explained above.

Intercorporate Relationships

The following chart lists, as at December 31, 2009, the intercorporate relationships among Stantec and Stantec’s subsidiaries, affiliates, and related entities; the jurisdiction of incorporation of the companies; and the percentage of voting and restricted securities held by Stantec:

STANTEC INC.

SUBSIDIARY/AFFILIATE/RELATED ENTITY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

58053 Newfoundland & Labrador Inc.1	100	n/a	Newfoundland and Labrador

59991 Newfoundland & Labrador Ltd.2	100	n/a	Newfoundland and Labrador

3102452 Nova Scotia Company	100	n/a	Nova Scotia

3221969 Nova Scotia Company	100	100	Nova Scotia

ACCENT Engineering Consultants Incorporated	40	n/a	Nova Scotia

ADC-Stantec Inc.1	49	n/a	Ontario

AIVEK Stantec Limited Partnership1	493	n/a	Newfoundland and Labrador

AXYS Environmental Consulting (Barbados) Inc.1	100	n/a	Barbados

BVE Development, LLC	100	n/a	Pennsylvania

CLFN-AXYS Limited Partnership1	493	n/a	Alberta

Coleson Power Group Inc.	50	n/a	New Brunswick

EM & I Stantec Ltd.1	50	n/a	Newfoundland and Labrador

FFEB JV, L.L.C.	30	n/a	Delaware

FMA Heritage Inc.1	100	n/a	Alberta

Fort McKay-Jacques Whitford AXYS Evergreen Inc.1	49	n/a	Alberta

Fugro Jacques GeoSurveys Inc.1	30	n/a	Newfoundland and Labrador

Fugro Jacques NV1	30	n/a	Curacao

GKO Power Engineering Ltd.	100	n/a	Alberta

Ian Wilson Archaeological Services Inc.1	100	n/a	British Columbia

International Insurance Group Inc.	100	n/a	Barbados

I.R. Wilson Consultants Ltd.1	80	n/a	British Columbia

Jacques Whitford Consultants BV1	100	n/a	Netherlands

Jacques Whitford Holdco Ltd.1	100	n/a	Cayman Islands

SUBSIDIARY/AFFILIATE/RELATED ENTITY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

Kavik-AXYS Inc.1	24.5	n/a	Northwest Territories

Minaskuat Inc.1	100	n/a	Newfoundland and Labrador

Minaskuat Limited Partnership1	1003, 4	n/a	Newfoundland and Labrador

National Testing Laboratories Limited, The1	75	n/a	Manitoba

Neegan Naynowan Stantec LP1	493	n/a	Ontario

Nunami Stantec Limited1	49	n/a	Nunavut

Nu Nenne-Stantec Inc.1	100	n/a	Alberta

Planning & Stantec Limited	51	n/a	Trinidad and Tobago

RiverMorph, LLC	100	n/a	Kentucky

SEA, Incorporated	100	100	Nevada

SECOR Internacional S.A.	100	n/a	Colombia

SSBV Consultants Inc.	33 1/3	n/a	British Columbia

Stantec Architecture Inc.	05	n/a	North Carolina

Stantec Architecture Ltd.	05	n/a	Canada

Stantec Consulting Caribbean Ltd.	100	n/a	Barbados

Stantec Consulting Cayman Islands Ltd.	100	n/a	Cayman Islands

Stantec Consulting Corporation	100	n/a	Delaware

Stantec Consulting Guatemala, S.A.	100	n/a	Guatemala

Stantec Consulting Inc.6	100	100	Arizona

Stantec Consulting International LLC	100	n/a	Arizona

Stantec Consulting International Ltd.	100	100	Canada

Stantec Consulting Labrador Ltd.1	100	n/a	Newfoundland and Labrador

Stantec Consulting Ltd.	100	100	Canada

Stantec Consulting Massachusetts P.C.	05	n/a	Massachusetts

Stantec Consulting Michigan Inc.	100	n/a	Michigan

Stantec Consulting Panama, S.A.	100	n/a	Panama

Stantec Consulting Services Inc.	100	100	New York

Stantec Delaware II LLC	100	n/a	Delaware

Stantec EcoCheck Inc.1, 7	100	n/a	Delaware

SUBSIDIARY/AFFILIATE/RELATED ENTITY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

Stantec Engineering Limited	100	n/a	Canada

Stantec Engineering (Puerto Rico) P.S.C.	05	n/a	Puerto Rico

Stantec Experts-conseils ltée8	100	n/a	Canada

Stantec Geomatics Ltd.	505	100	Alberta

Stantec Holdings (Delaware) III Inc.	100	100	Delaware

Stantec Holdings Ltd.	100	100	Alberta

Stantec Holdings II Ltd.	100	n/a	Alberta

Stantec International Enterprises Limited	100	100	Bahamas

Stantec International Limited	100	n/a	Barbados

Stantec Newfoundland & Labrador Ltd.2	100	n/a	Newfoundland and Labrador

Stantec Planning and Landscape Architecture P.C.	05	n/a	Maine

Stantec Planning and Landscape Architecture P.C.	05	n/a	New York

Stantec Technology International Inc.	100	100	Delaware

Stassinu Stantec Limited Partnership1	493	n/a	Newfoundland and Labrador

Sungai Bera Remediation J.V. Canada Limited1	25	n/a	Nova Scotia

Teshmont Consultants Inc.	50	n/a	Canada

Tlego’hti Jacques Whitford Limited1	49	n/a	Northwest Territories

Toxcon Health Sciences Research Centre Inc. 1	100	n/a	Alberta

UEI Associates, Inc.	100	n/a	Texas

UEI Global I, Inc.	100	n/a	Texas

Universal Energy do Brasil Ltda.	100	n/a	Brazil

*	In the context of this annual information form, “restricted shares” means nonvoting shares in the capital stock of the Company or a subsidiary of the Company, as the case may be.

1
Acquired as part of the acquisition of the Jacques Whitford companies. See the General Development of the Business section below and the acquisition section of the Description of the Business on page 7.

2	Incorporated on April 13, 2009
3	Indicates partnership interest
4	Stantec indirectly holds 100 percent of the partnership interest through two subsidiaries.
5	Stantec has entered into an agreement with respect to 100 percent of the voting shares of this corporation that allows it direct control over any disposition of the voting shares of this corporation.
6	Merged into Stantec Consulting Services Inc. effective 11:59 PM (AST) on December 31, 2009
7	Dissolved on December 31, 2009
8	Incorporated on March 18, 2009

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

We have acquired a number of firms in Canada and the United States. The acquisitions completed in 2009 are as follows:

January 2009	Jacques, Whitford Group Ltd./
Jacques Whitford Global Group Limited
November 2009	Granary Associates, Inc./Granary Associates Architects, P.C.

The acquisitions completed in 2008 and 2007 are described under Description of the Business.

On December 31, 2009, Mark E. Jackson retired from his role as senior vice president and chief operating officer. Richard K. Allen assumed the senior vice president and chief operating officer role effective January 1, 2010.

On September 4, 2009, Paul Cellucci was appointed to our board of directors.

Effective May 15, 2009, Robert J. Gomes succeeded Anthony Franceschini as our president and chief executive officer.

At the annual general meeting on May 14, 2009, David L. Emerson, PC and Robert J. Gomes were elected as directors. Robert R. Mesel stepped down from our board of directors at the May 14, 2009, annual meeting.

Donald W. Wilson, senior vice president and chief financial officer, retired from his role on December 31, 2008. Daniel J. Lefaivre assumed the senior vice president and chief financial officer role effective January 1, 2009.

William D. Grace stepped down from our board of directors at the May 1, 2008, annual meeting.

On February 21, 2007, Ivor M. Ruste was appointed to our board of directors. Mark E. Jackson was appointed as senior vice president and chief operating officer on May 3, 2007. E. John (Jack) Finn stepped down from the board of directors at the May 3, 2007, annual meeting.

For additional information regarding the general development of our business and strategies for the upcoming year, see pages M-4 to M-10, M-18 to M-20, and M-37 to M-39 of our 2009 management’s discussion and analysis incorporated by reference in this annual information form and filed on www.sedar.com.

DESCRIPTION OF THE BUSINESS

We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. For the requirements of generally accepted accounting principles in Canada and the United States, we have one reportable segment—Consulting Services.

We use a three-dimensional business model which is built on (1) geographic diversification, (2) practice area specialization, and (3) provision of services in all phases of a project’s life cycle. This model allows us to manage risk while pursuing our objective of continued revenue and earnings growth.

The following chart illustrates the breakdown of gross revenue for 2009 and 2008 for Consulting Services:

	2009		2008
Units	(C$millions)%		(C$millions)%

Consulting Services	$1,519.9	100%	$1,352.0	100%

For additional information regarding our business practice areas, see our management’s discussion and analysis, pages M-5 to M-7, which are incorporated by reference herein.

Acquisitions

The following list summarizes the acquisitions we made during the three most recently completed financial years:

Year	Business Acquired	Nature of Business

2009	Granary Associates, Inc./Granary Associates Architects, P.C.	Provides services in project management, planning, architecture, and interior design for health care facilities from offices principally located in Philadelphia and New York

2009	Jacques, Whitford Group Ltd./Jacques Whitford Global Group Limited
Provides services in three major areas of practice in environmental sciences, environmental site assessment and remediation, and geotechnical materials and operates primarily in the energy and resources, government, real estate, and finance and insurance sectors from offices principally located in Canada

2008	McIntosh Engineering Holdings Corporation
Provides services in mine conceptualization through mine feasibility, detail engineering, and design for construction, procurement, and construction management from offices principally located in Arizona and Ontario

2008	RHL Design Group, Inc.
Provides program and project management and comprehensive integrated design services, including engineering, architecture, permitting, compliance, and environmental services, from offices principally located in California

2008	SII Holdings, Inc. (Secor International Incorporated)
Provides environmental consulting and engineering services to the private sector, and is a provider of downstream marketing remedial services to the US energy industry, from offices principally in located Washington

2008	Rochester Signal, Inc.	Provides signal design, construction management, installation and testing services, and other engineering support for all types of rail systems from offices principally located in New York

2008	The Zande Companies, Inc. (R.D. Zande)	Provides civil and environmental engineering services from offices principally located in Ohio and additional offices in West Virginia, Kentucky, Pennsylvania, and Georgia

2007	Fuller, Mossbarger, Scott & May Engineers, Inc. (including Leestown Leasing, L.L.C.)
Provides services in civil, environmental, geotechnical, structural, and water resources engineering from offices principally located in Kentucky and additional offices in Ohio, Missouri, Indiana, Georgia, and Tennessee

2007	Moore Paterson Architects Inc.	Provides architecture, planning, and project management services from offices located on Vancouver Island and the Lower Mainland

2007	Murphy Hilgers Architects Inc. (including Brentcliffe Financial Services Inc. and Dekko Studio Inc.)	Provides planning and architectural design services from offices in Ontario

2007	Neill and Gunter, Incorporated (including Neill and Gunter Limited and Neill and Gunter (Nova Scotia) Limited)	Provides consulting engineering services to the industrial sector from offices principally located in New Brunswick, Nova Scotia, and Maine

2007	Woodlot Alternatives, Inc.	Provides services in natural resource assessment, permitting, and environmental engineering in the US Northeast from its office base in Maine

2007	Chong Partners Architecture, Inc.	Provides services in architecture, interior design, and planning from offices principally located in California

2007	Trico Engineering Consultants, Inc.	Provides services in civil engineering, surveying, landscape architecture, and planning from offices in South Carolina

2007	Geller DeVellis Inc.	Provides planning, landscape architecture, and civil engineering services from offices principally located in Massachusetts

2007	Land Use Consultants, Inc.	Provides planning, landscape architecture, and civil engineering services from offices principally located in Maine

2007	Vollmer Associates LLP	Provides engineering, architecture, planning, landscape architecture, and survey services principally in the transportation sector from offices in the US Northeast

2007	Nicolson Tamaki Architects Inc.	Provides architecture services from offices in British Columbia

Research and Development

We generally conduct research and development in the context of a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems, and wastewater treatment.

Employees

As at December 31, 2009, we had approximately 9,300 staff. This total staff number comprises 5,100 professionals, 2,800 technologists and technicians, and 1,400 support personnel.

We are a knowledge-based organization and are always seeking talented and skilled professionals in all of our specialist practice areas. Since the supply of qualified candidates is sometimes limited, we use various recruitment strategies to address staffing needs. Examples of these strategies include an employee referral bonus program, web site job postings, career fairs, student programs, and opportunities to transfer geographically.

Competitive Conditions

We work in highly competitive markets and have numerous competitors for all the services we offer. The number and identity of competitors vary widely with the type of service we provide. Moreover, for small to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors; however, some of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small to midsized privately held regional firms in the United States and Canada.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the mix and breadth of our professional services differentiate us from other engineering, architecture, and professional consulting firms. Furthermore, we focus on small to midsized projects, which differentiates us from some larger competitors.

The principal competitive factors in the services we offer are reputation; experience; breadth and quality of services; technical proficiency; local offices; competitive total project fees; and service delivery. Given the expanding demand for the services we provide, it is likely that additional competitors will emerge. Notwithstanding this increased competition, we believe that we will retain the ability to compete effectively because of our strengths and expertise in engineering, architecture, and related professional services and our track record of service delivery.

We serve many diverse clients in both the private and public sectors. We seek to establish ongoing relationships with clients that are likely to produce repeat business. We are not dependent on any one client or group of clients for our business. No single client represents more than 5 percent of our total revenue.

We offer a range of pricing structures to our clients but primarily offer our services based on either a fixed- or variable-fee contract with a ceiling or a time-and-material contract without a stated ceiling. We secure our assignments primarily based on our expertise and contacts and sometimes on a competitive bidding process.

Social or Environmental Policies

We have adopted a Health, Safety & Environment policy that states we will carry out the following:

•	Identify, assess, and manage the health, safety, and environmental hazards and risks to which our employees are exposed

•	Minimize the environmental aspects and impacts associated with the services and products we provide

•	Help our employees develop an awareness and understanding of the health, safety, and environmental issues related to their work

•	Work collaboratively with employees to achieve health, safety, and environmental objectives

•	Comply with legislation, regulations, and appropriate industry standards

•	Monitor and enhance health, safety, and environmental practices through inspections, audits, reviews, investigations, corrective actions, and behavior-based processes

•	Provide a framework that supports the continuous improvement of the program

We have included this policy in our Health, Safety & Environment manual. The manual sets out a detailed process for ensuring that all employees are familiar with the policy and that appropriate individuals regularly review environmental, health, and safety matters.

International Operations

We conduct a portion of our business outside Canada and the United States, and during 2009, we generated revenue working on projects in more than 25 countries. Specifically, our international operations include operating offices in Barbados, Puerto Rico, and Panama, as well as projects in the Bahamas, Barbados, Australia, Brazil, Chile, Indonesia, Mongolia, Nigeria, Panama, Peru, Turkey, Trinidad & Tobago, and United Arab Emirates. Such operations accounted for approximately 2 percent of our revenues in 2009. Some of our international work involves political risk, contracts with foreign clients, and working under foreign legal systems.

Dividend Policy

We currently have no plans to pay dividends on our common shares. Instead, we plan to reinvest our net income to continue our corporate strategy of growth. The payment of dividends on common shares in the future will depend on our need to finance growth, our financial condition, and other factors that the board of directors may consider appropriate in the circumstances.

RISK FACTORS

Please refer to our 2009 management’s discussion and analysis, pages M-51 to M-62, which are filed on SEDAR at www.sedar.com and incorporated by reference herein.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares, of which, as at December 31, 2009, no preferred shares and 45,716,820 common shares have been issued and are outstanding.

Preferred Shares

The preferred shares may be issued in one or more series, with each series to consist of such number of shares and to have such rights, privileges, restrictions, and conditions as may, before the issue thereof, be determined by our board of directors. The holders of the preferred shares as a class are not entitled to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at any such meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law. Each series of preferred shares will rank pari passu with each other series of preferred shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. The preferred shares as a class rank ahead of the common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in such amount and in such form as our board of directors may from time to time determine. The holders of the common shares are entitled to receive notice of and to attend all meetings of our shareholders and have one vote for each common share held at all such meetings, except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series. The common shares rank behind the preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

MARKET FOR SECURITIES

Our common shares are listed for trading on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The intraday trading information on the TSX for the period from January 1, 2009, to December 31, 2009, is set out in the following table:

Month	High	Low	Volume
January	$ 30.25	$ 25.50	3,830,847
February	$ 29.45	$ 19.52	3,105,232
March	$ 23.85	$ 18.56	4,071,256
April	$ 27.10	$ 22.27	2,022,774
May	$ 29.25	$ 25.86	2,407,598
June	$ 29.43	$ 26.04	3,356,795
July	$ 28.50	$ 24.55	2,572,075
August	$ 29.95	$ 26.92	2,612,277
September	$ 28.94	$ 26.55	3,049,654
October	$ 27.14	$ 25.69	3,493,811
November	$ 27.53	$ 25.65	2,009,963
December	$ 30.85	$ 26.76	3,023,630

The intraday trading information on the NYSE for the period from January 1, 2009, to December 31, 2009, is set out in the following table:

Month	High	Low	Volume
January	$ 25.27	$ 20.21	728,105
February	$ 25.10	$ 15.43	571,851
March	$ 19.43	$ 14.19	556,218
April	$ 22.64	$ 17.98	388,337
May	$ 26.14	$ 21.97	406,595
June	$ 27.50	$ 22.61	458,535
July	$ 25.31	$ 20.98	341,791
August	$ 27.57	$ 24.53	403,993
September	$ 27.00	$ 24.30	286,486
October	$ 25.94	$ 23.85	469,017
November	$ 25.97	$ 23.97	259,413
December	$ 29.53	$ 25.47	393,517

DIRECTORS AND OFFICERS

The following table lists the directors of Stantec Inc., current to February 25, 2010, their municipality of residence, and their principal occupation within the five preceding years:

Directors of Stantec

Name and
Municipality of Residence	Principal Occupation	Director Since

ROBERT J. BRADSHAW1	Corporate Director	1993
Toronto, Ontario, Canada

PAUL CELLUCCI	Special Counsel, McCarter & English LLP	2009
Boston, Massachusetts, USA	(a law firm)

DAVID L. EMERSON2	Corporate Director and Public Policy Advisor	2009
Vancouver, British Columbia

ANTHONY P. FRANCESCHINI	Corporate Director	1994
Edmonton, Alberta, Canada

ROBERT J. GOMES	President & CEO of Stantec	2009
Edmonton, Alberta, Canada

SUSAN E. HARTMAN1, 2	President and Owner of The Hartman Group	2004
Rochester, New York, USA	(a management consulting firm)

ARAM H. KEITH1	Corporate Director	2005
Irvine, California, USA

IVOR M. RUSTE2	Executive Vice President and Chief Financial Officer, Cenovus Energy Inc.	2007
Calgary, Alberta, Canada	(an unconventional integrated oil company)

RONALD TRIFFO	Corporate Director	1985
Edmonton, Alberta, Canada	Chairman of the Board of Stantec

1      Member of the Corporate Governance and Compensation Committee
2      Member of the Audit Committee

All directors are elected annually. Ronald Triffo and Susan E. Hartman have been engaged for more than five years in their current principal occupation. Prior to September 15, 2005, Aram Keith was the chief executive officer and chairman of the board of The Keith Companies, Inc. (an engineering and consulting firm), a position he held since 1983. Ivor M. Ruste is currently executive vice president and chief financial officer of Cenovus Energy Inc. During the period from May 2006 to November 2009, Ivor worked with Encana Corporation as executive vice president corporate responsibility & chief risk officer. From 1998 to May 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm). Prior to his retirement, Robert J. Bradshaw was the chairman of Contor Industries (a holding company that acquires manufacturing companies). David L. Emerson was a member of Parliament for Vancouver Kingsway from July 2004 to 2008. From November 2008 to November 2009, Mr. Emerson was a senior advisor with the law firm of Farris, Vaughan LLP. Paul Cellucci was the US ambassador to Canada from 2001 to 2005 and an executive vice president at Magna Entertainment Corp. from 2005 to 2006, prior to joining McCarter & English LLP. Anthony Franceschini was Stantec’s president and chief executive officer until May 14, 2009. Robert J. Gomes was senior vice president of certain Stantec Inc. subsidiaries.

The following table lists the executive officers of Stantec, current to February 25, 2010, their municipality of residence, and their principal occupation within the five preceding years:

Nonexecutive and Executive Officers of Stantec

Name and
Municipality of Residence	Principal Occupation	Officer Positions Held

Nonexecutive Officers of Stantec Inc.

RONALD TRIFFO	Chairman of the Board	Chairman of the Board of Stantec Inc.
Edmonton, Alberta, Canada

Executive Officers of Stantec Inc.

ROBERT J. GOMES	President & CEO	President & CEO
Edmonton, Alberta, Canada

DANIEL J. LEFAIVRE	Senior Vice President & CFO	Senior Vice President & CFO of Stantec Inc.
St. Albert, Alberta, Canada

RICHARD K. ALLEN	Senior Vice President & COO	Senior Vice President & COO of Stantec Inc.
Canton, Massachusetts, USA

PAUL J.D. ALPERN	Vice President, Secretary & General Counsel	Vice President and Corporate Counsel of certain Stantec Inc. subsidiaries
Edmonton, Alberta, Canada

Other Executive Officers

W. PAUL ALLEN	Corporate Practice Area Unit Leader, Urban Land	Senior Vice President of certain Stantec Inc. subsidiaries
Elmira, Ontario, Canada

DONALD R. BELLIVEAU	Corporate Practice Area Unit Leader, Industrial	Senior Vice President of certain Stantec Inc. subsidiaries
Fredericton, New Brunswick, Canada

CARL F. CLAYTON	Corporate Practice Area Unit Leader, Transportation	Senior Vice President of certain Stantec Inc. subsidiaries
Edmonton, Alberta, Canada

VALENTINO DIMANNO	Regional Operating Unit Leader, Canada West	Senior Vice President of certain Stantec Inc. subsidiaries
Calgary, Alberta, Canada

JEFFERY KISHEL	Corporate Practice Area Unit Leader, Environment	Senior Vice President of certain Stantec Inc. subsidiaries
Longmont, Colorado, USA

SCOTT L. MURRAY	Regional Operating Unit Leader, US East	Regional Leader, US South
Lexington, Kentucky, USA

ERIC C. NIELSEN	Regional Operating Unit Leader, US West	Senior Vice President of certain Stantec Inc. subsidiaries
Santa Ana, California, USA

STANIS I.R. SMITH	Corporate Practice Area Unit Leader, Buildings	Senior Vice President of certain Stantec Inc. subsidiaries
Burnaby, British Columbia, Canada

ROBERT YOUDEN	Regional Operating Unit Leader, Canada East	Senior Vice President of certain Stantec Inc. subsidiaries
Saint John, New Brunswick, Canada

All the above executive officers have held their present position or other positions with us for the past five years, except for Daniel J. Lefaivre, who, prior to January 1, 2009, was Stantec’s vice president, Finance & Treasury; Richard K. Allen, who, prior to April 17, 2006, was president and chief executive officer of Dufresne-Henry, Inc.; Jeffery Kishel, who, prior to November 11, 2006, was senior vice president, Strategic Development and Client Services of MWH; Eric C. Nielsen, who, prior to September 15, 2005, was president and chief operating officer of The Keith Companies, Inc.;  Robert Youden, who, prior to January 2, 2009, was chief executive officer of Jacques Whitford; and Scott Murray, who, prior to January 1, 2008, was owner and vice president of Fuller, Mossbarger, Scott & May Engineers, Inc. As a group, our directors and officers beneficially owned, controlled or directed, directly or indirectly, 1,656,388 common shares representing 3.6 percent of the issued and outstanding common shares.

AUDIT COMMITTEE INFORMATION

Audit Committee Terms of Reference

The responsibilities and duties of our Audit Committee are set out in the committee’s Terms of Reference, the text of which is attached as Appendix I to this annual information form.

Composition of the Audit Committee

Our Audit Committee is made up of the following three members: Ivor Ruste (Chairman), David Emerson, and Susan Hartman.

The board of directors believes that the composition of the Audit Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit Committee has been determined by the board to be “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws. In addition, Mr. Ruste and Mr. Emerson are identified as “Audit Committee Financial Experts” as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission (SEC). The following is a description of the education and experience of each member of the committee that are relevant to the performance of his or her committee responsibilities.

Ivor M. Ruste is currently executive vice president and chief financial officer for Cenovus Energy Inc. headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. During the period from May 2006 to November 2009, Ivor worked for EnCana Corporation and, prior to joining Cenovus, was executive vice president corporate responsibility & chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors. As a chartered accountant with 26 years of experience working as an auditor of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements along with preparing interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards. Mr. Ruste has been involved in numerous other business, community, and professional activities. As of December 31, 2009, he owned 1,500 common shares valued at $45,600 and 9,600 deferred share units valued at $284,504.

David L. Emerson, PC holds a doctorate in economics from Queens University. Mr. Emerson began his career as a member of the public service in 1972, serving as an economist with the Economic Council of Canada. He joined the public service of British Columbia in 1975, where he served in various roles between 1975 and 1990, including deputy minister of Finance, secretary to the Treasury Board, deputy minister to the premier, and secretary to Cabinet. Between 2004 and late 2008, he was a federal member of Parliament. He served as Canada’s minister of Industry from 2004 to 2006, minister of International Trade with responsibility for the 2010 Winter Olympics and the Asia Pacific Gateway Initiative from 2006 to 2008, and minister of Foreign Affairs from May 2008 to October 2008. In the private sector, he was chief executive officer of Western and Pacific Bank of Canada from 1986 to 1988 and, following a merger, chair and chief executive officer of Canadian Western Bank (1988–1990). He served as president and chief executive officer of the Vancouver International Airport Authority from 1992 to 1997 and president and chief executive officer of Canfor Corporation from 1998 to 2004. Mr. Emerson was a member of Parliament for Vancouver Kingsway from July 2004 to 2008. From 2008 to 2009, he was senior advisor with the law firm of Farris, Vaughan LLP. His current occupation is that of a corporate director and policy advisor. His education and experience have given him a breadth of knowledge regarding complex accounting issues. As of December 31, 2009, Mr. Emerson owned 1,000 common shares valued at $30,400 and 2,400 deferred share units valued at $64,752.

Susan E. Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues as president and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management. Ms. Hartman’s experience in all levels of business management oversight has given her a solid understanding of financial reporting for a public company. As of December 31, 2009, she owned 4,650 common shares valued at $141,360 and 16,800 deferred share units valued at $407,460.

Preapproval Policy

The Audit Committee must preapprove the audit and nonaudit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the Audit Committee. Any proposed services exceeding preapproved cost levels will require specific preapproval by the Audit Committee.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during the fiscal years ended December 31, 2009, and 2008, were as follows:

Category	Note		2009		2008
Audit Fees	1	C	$1,120,000	C	$1,156,000
Audit-Related Fees	2		180,000		25,000
Tax Fees	3		870,000		945,000
Total		C	$2,170,000	C	$2,126,000

1 Audit Fees—audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements
2 Audit-Related Fees—assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”
3 Tax Fees—professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice relating to potential business acquisitions

LEGAL PROCEEDINGS

We have legal claims and suits pending, both by and against us. These are typical to the industries in which we operate. Where appropriate, these claims have been reported to our and our predecessors’ insurers who are in the process of adjusting and/or defending them. None are expected to have a material effect on our financial position.

TRANSFER AGENT

Computershare Trust Company of Canada is our transfer agent at Computershare’s offices in Calgary, Alberta; Toronto, Ontario; New York, New York; and Denver, Colorado.

MATERIAL CONTRACTS

We did not enter into any material contracts outside the ordinary course of business in 2009. We consider the acquisition of professional services firms to be in the ordinary course of our business.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, 1800 Scotia 2, Scotia Place, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8 are the auditors of our Company.

The Company’s auditors, Ernst & Young LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Financial information is provided in our consolidated financial statements and management’s discussion and analysis for our most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans, will be contained in our management information circular. Copies of this annual information form, as well as our latest management information circular and financial review (which includes our consolidated financial statements and management’s discussion and analysis) for the year ended December 31, 2009, may be obtained from our web site at www.stantec.com or by mail on request from the secretary, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. Disclosure documents and any reports, statements, or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities may also be accessed through the Internet on SEDAR at www.sedar.com.

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences can be found on our web site at www.stantec.com.

Stantec Inc.	APPENDIX I

Audit Committee-Terms of Reference (Mandate)

A.	OVERVIEW AND PURPOSE

The Audit Committee is appointed by, and responsible to, the board of directors.  The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the corporation.  The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgements and estimates and reviewing key filings with regulatory agencies is an important element of the Company’s internal control over financial reporting.  The committee has oversight responsibility for the performance of both the internal auditors and the external auditors.  The committee also ensures the qualifications and independence of the external auditors.  The committee has oversight of the corporation’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the corporation’s financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

B.	AUTHORITY AND RESPONSIBILITIES

The Audit Committee shall:

a.	Request such information and explanations in regard to the accounts of the corporation as the committee may consider necessary and appropriate to carry out its duties and responsibilities.

b.	Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.

c.	Provide reports and minutes of meetings to the board.

d.
Engage independent counsel and other advisors as may be deemed or considered necessary and determine the fees of such counsel and advisors.  Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.	MEMBERSHIP

The members of the committee shall be composed of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws.  At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations.  For greater clarity, the board has adopted the definition of independent director as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators.  The chair of the board of directors shall be an ex-officio member of the Audit Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the corporation, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

D.	FINANCIAL STATEMENTS AND DISCLOSURES

1.	Review, and recommend to the board for approval, the annual audited financial statements and management discussion and analysis.

2.	Review, and recommend to the board for approval, the following public disclosure documents:

(a)	The annual management information circular and proxy materials

(b)	The annual information form, including any regulatory requirements for audit committee reporting obligations

(c)	The year-end news release on the earnings of the corporation

(d)	Other regulatory filings of a financial nature

3.
Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements including management’s discussion and analysis, the quarterly interim report to shareholders, and the quarterly press release on the earnings of the corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4.
Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the corporation.

5.
Review, and recommend to the board for approval, all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

6.	Review the Audit Committee information required as part of the annual information form.

7.
Review with management on an annual basis, the corporation’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

8.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required:

(a)	The appropriateness of accounting policies and financial reporting practices used by the corporation, including alternative treatments that are available for consideration

(b)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the corporation

(c)	Any new or pending developments in accounting and reporting standards that may affect or impact on the corporation

(d)	The impact of the corporation’s capital structure on current and future profitability

(e)	Any off-balance sheet structures

(f)	The key estimates and judgements of management that may be material to the financial reporting of the corporation

9.
At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the corporation’s annual and interim financial reporting. Such quality assessment should encompass judgements about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgements about the clarity of disclosures.

10.
Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the corporation and the manner in which these matters have been disclosed in the financial statements.

E.	EXTERNAL AUDITOR

11.	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

12.
Review, approve, and execute the annual engagement letter with the external auditor and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee.  The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the external audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed fees

13.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

14.
Approve, before the fact, the engagement of the external auditor for all nonaudit services and the fees for such services and consider the impact on the independence of the external audit work of fees for such nonaudit services.

15.
Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board.  Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the external auditor.

16.
Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States Public Company Accounting Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

17.
Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

18.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the corporation’s financial reporting.

19.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the annual audit

(b)	Any significant accounting or financial reporting issues

(c)
The auditor’s evaluation of the corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee

(d)	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures

(e)
The postaudit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(f)	Any other matters which the external auditor should bring to the attention of the committee

20.
Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

21.
When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

22.	Review and approve the corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the corporation.

23.	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

F.	INTERNAL AUDIT

24.	Review the appointment or termination of the internal auditor.

25.	Review and approve the internal audit charter periodically (at least every three years).

26.
Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee.  Receive confirmation from management that the corporation has provided for adequate funding for the internal auditor.  The terms of the audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the internal audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed budget

27.	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the audit

(b)	Any significant accounting or financial reporting issues

(c)	The auditor’s evaluation of the corporation’s system of internal accounting controls, procedures, and documentation

(d)
The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(e)	Any other matters which the internal auditor should bring to the attention of the committee

28.	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.	INTERNAL CONTROLS

29.
Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

30.
Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

31.	Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.

32.
Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of its assets.

33.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the corporation.

H.	COMPLIANCE/RISK/FRAUD

34.
Receive reports on the corporation’s major risk exposures and the steps management has taken to monitor and control such exposures, including the corporation’s risk assessment and risk management policies.

35.	Receive quarterly reports on the corporation’s fraud risk assessment activities.

36.	In accordance with the corporation’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

37.	Consider annually whether the Corporation should make use of an external integrity hotline.

38.	Discuss with management the corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the corporation’s code of ethics.

39.	Discuss with management and the corporation’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the corporation’s compliance requirements.

40.	On an annual basis, review the adequacy of the corporation’s insurance program.

41.
Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of $40 million (Canadian or US dollars) or greater and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the board. The content of the risk assessment report will be initially developed by the committee in conjunction with management and will be reviewed annually by the committee.

42.	Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $5 million, prior to issuance.

43.
Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for: (a) an amount in excess of $5 million individually or (b) where by virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $50 million, prior to issuance.

44.	Review annually all guarantees and surety bonds issued by the company.

I.	OTHER

45.	Review, as required, any claims of indemnification pursuant to the bylaws of the corporation.

46.	Receive a quarterly report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

47.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

48.	Conduct a biannual assessment of the effectiveness of the committee and provide a report thereon to the board.

49.	Review annually the terms of reference for the committee and recommend any required changes to the board.

J.	MEETINGS

50.	Regular meetings of the committee are held at least four times each year.

51.	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the corporation.

52.	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

53.	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

54.
The secretary of the corporation shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five (5) days prior to the meeting except in unusual circumstances.

55.	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

56.	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

57.	The secretary of the corporation, or his designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

58.
Minutes of the meetings of the committee shall be distributed by the secretary of the corporation to all members of the committee within seven (7) working days of each meeting and shall be submitted for approval at the next regular meeting of the committee.